SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                           ENGINEERING ANIMATION, INC.
                    ----------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 per Share
                    ----------------------------------------
                         (Title of Class of Securities)

                                   29287210-8
                    ----------------------------------------
                                 (CUSIP Number)

Jamie A. Wade, Esq.                           George C. McKann
Engineering Animation, Inc.                   Gardner, Carton & Douglas
2321 North Loop Drive                         321 North Clark Street, Suite 2900
Ames, Iowa 50010                              Chicago, Illinois 60610
(515) 296-6942                                (312) 245-8417
                    ----------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                September 5, 2000
                    ----------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box /X/

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                                Page 1 of 7 pages

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                                                                Page 2 of 7

                                       13D
CUSIP NO. 29287210-8

1.       Name of Reporting Person/I.R.S. Identification No. of Above Person

                  Martin J. Vanderploeg
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2.       Check the Appropriate Box If a Member of a Group              (a) /X/
                                                                       (b) / /
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3.       SEC Use Only

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4.       Source of Funds
         OO
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5.       Check Box If Disclosure of Legal Proceedings Is Required
         Pursuant to Items 2(d) or 2(e)  /   /
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6.       Citizenship or Place of Organization
                  United States
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                             7.       Sole Voting Power
NUMBER OF                              0
SHARES                                 ----------------------------------------
BENEFICIALLY
OWNED BY                      8.      Shared Voting Power
EACH                                           4,951,640
REPORTING                              ----------------------------------------
PERSON
WITH                          9.       Sole Dispositive Power
                                            0
                                       ----------------------------------------

                              10.      Shared Dispositive Power
                                               4,951,640
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11. Aggregate Amount Beneficially Owned by Each Reporting Person
                  4,951,640
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12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares   / /
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13.      Percent of Class Represented by Amount in Row (11)
                  31.51%
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14.      Type of Reporting Person
                  IN
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                                                                Page 3 of 7

         This Statement on Schedule 13D (this "Schedule 13D") relates to the Agreement and Plan of Merger dated as of September 5, 2000 (the "Merger Agreement") by and among Unigraphics Solutions Inc., a Delaware corporation (the "Parent"), UGS Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Parent (the "Purchaser") and Engineering Animation, Inc., a Delaware corporation (the "Company"). Electronic Data Systems Corporation, a Delaware corporation ("EDS"), owns approximately 98.4% of the combined voting power of all classes of Parent's voting stock. Pursuant to the Merger Agreement, Parent commenced a tender offer (the "Offer") to purchase all of the outstanding shares of common stock, par value $.01 per share, of the Company (the "Shares"), and the related rights to purchase shares of the Series A Junior Participating Preferred Stock of the Company issued pursuant to the Company Rights Plan, dated as of January 1, 1996, by and between the Company and First Chicago Trust Company of New York, as Rights Agent, as amended, at a price of $13.75 per share, net to the seller in cash, without interest thereon. Following the Offer, it is expected that Purchaser will be merged with and into the Company (the "Merger"), and the Company will be the surviving corporation in the Merger. At the effective time of the Merger, each Share then outstanding, other than Shares held by (i) the Company or any of its subsidiaries, (ii) Parent or Purchaser and
(iii) stockholders who have properly exercised their dissenters' rights under the Delaware General Corporation Law, will be canceled and converted automatically into the right to receive $13.75 or any higher price per Share paid in the Offer, without interest. The Merger Agreement has been filed as Exhibit (d)(1) to Parent's Schedule TO, filed with the Securities and Exchange Commission on September 13, 2000 (the "Schedule TO") and is incorporated herein by reference. The Offer to Purchase setting forth the terms of the Offer has been filed as Exhibit (a)(1)(A) to the Schedule TO and is incorporated herein by reference. The Company filed with the Securities and Exchange Commission on September 13, 2000 a Solicitation/Recommendation Statement on Schedule 14D-9 relating to the Offer and the Merger (the "Schedule 14D-9").

         This Schedule 13D also relates to the Stock Option Agreement dated as of September 5, 2000 between Parent and the Company (the "Stock Option Agreement"). Pursuant to the Stock Option Agreement, the Company has granted to Parent an option (the "Option") to purchase up to the number of Shares which represents 19.9% of all Shares that are issued and outstanding on the date of the Stock Option Agreement at a cash purchase price per share equal to $13.75. The Option may be exercised by Parent after the occurrence of certain events. The Stock Option Agreement has been filed as Exhibit (d)(2) to the Schedule TO and is incorporated herein by reference.

         This Schedule 13D also relates to the Stockholders Agreement dated as of September 5, 2000 among Parent, Purchaser and the following Company stockholders (the "Stockholders"): Matthew M. Rizai, Martin J. Vanderploeg and Jeff D. Trom (the "Stockholders Agreement"). Pursuant to the Stockholders Agreement, each stockholder has agreed to tender all Shares he owns and any Shares he acquires prior to termination of the Stockholders Agreement, and in any event to vote in favor of the Merger Agreement and the Merger and against certain potential competing proposals to purchase the Company with respect to any Shares he may own as of the record date of a stockholder's meeting at which such matters will be considered. In addition, each stockholder has granted an irrevocable proxy to certain officers of Purchaser and Parent to vote and otherwise act with respect to the Shares which such stockholder is entitled to vote at any meeting of stockholders of the Company on, and only on, the Merger Agreement, the Merger and certain potential competing proposals to purchase the Company. The Stockholders Agreement has been filed as Exhibit (d)(3) to the Schedule TO and is incorporated herein by reference.

Item 1.   Security and Issuer.

         This Schedule 13D relates to shares of the common stock, par value $.01 per share (the "Shares"), of Engineering Animation, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 2321 North Loop Drive, Ames, Iowa 50010, telephone no. 515-296-9908.

Item 2.   Identity and Background.

(a)-(c), (f) This Schedule 13D is being filed by Martin J. Vanderploeg. Dr. Vanderploeg co-founded the Company in 1988. He has served as Executive Vice President since October 1993 and has been a Director since 1988. The Company develops and produces Internet-enabled visual process management, collaboration, communication and analysis solutions and accompanying services for extended manufacturing enterprises. The Reporting Person's business address is c/o Engineering Animation, Inc., 2321 North Loop Drive, Ames, Iowa 50010. The Reporting Person is a United States citizen.

         As a result of the existence of the Stockholders Agreement, the Reporting Person may be deemed to be a member of a group for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), that includes Parent, Purchaser and the other Stockholders. The filing of this
Schedule 13D shall not be construed as an admission that the Reporting Person is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of all of the securities covered by this Schedule 13D.

(d)-(e) During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or prohibiting activities subject to federal or state securities laws or finding any violation of such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

         The information set forth in Section 12 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

Item 4.   Purpose of Transaction.

         The purpose of the Merger Agreement and the Offer is for Parent to acquire the entire equity interest in the Company. The Stock Option Agreement and Stockholders Agreement were entered into in connection with the execution of the Merger Agreement as an inducement to Parent to enter into the Merger Agreement. The information set forth in Section 7 ("Effect of the Offer on the Market for the Shares; Nasdaq National Market Listing; Exchange Act Registration; Margin Regulations") and Section 11 ("Purpose of the Offer; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

Item 5.   Interest in Securities of the Issuer.

(a) Pursuant to the terms of the Stock Option Agreement, the Option may be exercised by Parent after the occurrence of certain events which have not occurred as of the date of this Schedule 13D. If the Option becomes exercisable and is exercised in full, Parent will acquire that number of shares equal to 19.9% of the outstanding Shares at the time of exercise. Based upon the 12,072,619 Shares outstanding as of August 31, 2000 (as represented by the Company in the Merger Agreement), the Option would cover 2,402,451 Shares.

         Pursuant to the terms of the Stockholders Agreement, the Stockholders have agreed: (i) to tender an aggregate of 1,311,622 Shares to Purchaser as follows: Matthew M. Rizai, 467,639 Shares; Martin J. Vanderploeg, 378,026 Shares; and Jeff D. Trom, 465,957 Shares (and any Shares they acquire prior to termination of the Stockholders Agreement), and (ii) in any event to vote in favor of the Merger Agreement and the Merger and against certain potential competing proposals at a stockholders meeting. Assuming that the Offer is consummated within 60 days, the Stockholders own options that are exercisable within 60 days of the date of this filing as to an aggregate of 1,237,567 Shares as follows: Matthew M. Rizai, 604,289 Shares; Martin J. Vanderploeg, 593,903 Shares; and Jeff D. Trom, 39,375 Shares. In addition, the Stockholders have granted irrevocable proxies to certain officers of Purchaser and Parent to vote and otherwise act with respect to the Shares which they are entitled to vote at a stockholders meeting on, and only on, the Merger Agreement, the Merger and certain potential competing proposals to purchase the Company.

         Pursuant to the Stock Option Agreement and Stockholders Agreement, the Reporting Person may be deemed the beneficial owner of at total of 4,951,640 Shares, constituting 31.51% of the outstanding Shares based on the 12,072,619 Shares outstanding as of August 31, 2000 (as represented by the Company in the Merger Agreement). Unless and until the Option is exercised, Parent is not entitled to any rights as a shareholder of the Company as to the Shares covered by the Option. The Reporting Person disclaims beneficial ownership of the 2,402,451 Shares covered by the Stock Option Agreement and the Shares owned by the other Stockholders that are covered by the Stockholders Agreement pursuant to Rule 13d-4 of the Act.

(b) The Reporting Person may be deemed to have shared voting power with respect to 4,951,640 Shares and shared dispositive power with respect to 4,951,640 Shares.

(c) Except as set forth in this Schedule 13D, the Reporting Person has not effected any transactions in Shares during the past 60 days.

(d) The information set forth in Section 11 ("Purpose of the Offer; Plans for the Company") and in Item 3 ("Past Contacts, Transactions, Negotiations and Agreements") of the Schedule 14D-9 is incorporated herein by reference. Except as set forth in this Schedule 13D, the Reporting Person does not know of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares he may be deemed to beneficially own.

(e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The information set forth in Section 11 ("Purpose of the Offer; Plans for the Company") of the Offer to Purchase and in Item 3 ("Past Contacts, Transactions, Negotiations and Agreements") of the Schedule 14D-9 is incorporated herein by reference. Except for the Merger Agreement, the Stock Option Agreement and the Stockholders Agreement, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to Be Filed as Exhibits.

Exhibit No.       Description

7.1               Offer to Purchase dated September 13, 2000.*

7.2 Schedule 14D-9 filed by the Company on September 13, 2000, incorporated herein by reference.

7.3 Agreement and Plan of Merger, dated as of September 5, 2000, by and among Parent, Purchaser and the Company.*

7.4 Stock Option Agreement, dated as of September 5, 2000, by and between Parent and the Company.*

7.5 Stockholders Agreement, dated as of September 5, 2000, by and among Parent, Purchaser and the Company stockholders parties thereto.*

7.6 Intercompany Credit Agreement, dated as of January 1, 1998, by and between Parent and Electronic Data Systems Corporation.*

7.7 Amendment to Intercompany Credit Agreement, dated as of September 1, 2000, by and between Parent and Electronic Data Systems Corporation.*
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*  Incorporated  herein by  reference  from the  Schedule TO filed by Parent and
Purchaser on September 13, 2000.


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                                                        Page 7 of 7



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               MARTIN J. VANDERPLOEG
                                               By:  /s/  Martin J. Vanderploeg
                                               -----------------------


Dated:   September 15, 2000